Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Phone:  763-765-2913
Fax:      763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

VIA EDGAR

June 1, 2012

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Variable Account B
Post-Effective Amendment No. 9 to Registration Statement on Form N-4
File Nos. 333-169265 and 811-05618

Dear Ms. Samuel:

We received oral comments from you on May 24, 2012 with respect to Registrant’s above-referenced Post-effective Amendment No. 9 to the Registration Statement filed on May 1, 2012. All page numbers in this letter refer to the prospectus that was sent to you with the above-referenced Post-Effective Amendment.

Attached to this letter are redlined pages of the prospectus that have been revised to respond to your comments.

1.	Please verify that you will include an auditor’s consent in a subsequent Rule 485 filing.

Response:

Verified.

Cover page (page 1)

2.
Please revise the sentence regarding guarantees being subject to Allianz Life’s claims paying ability to clarify that this applies to all guarantees. Please also move this sentence to another location to clarify that this applies to all the contract’s guarantees, and not just the guarantees associated with Income Protector.

Response:

Revised as requested.

AZL-Con Corresp page 1

Glossary (page 8)

3.	Please revise the definition of Target Value so that it includes all versions of Investment Protector covered by this prospectus and not just the current version of this benefit.

Response:

Revised as requested.

Section 8, Access to Your Money – Systematic Withdrawal Program (page 39)

4.	Please clarify that there is neither a minimum nor a maximum on withdrawals under this program.

Response:

Revised as requested.

Section 11.c, Investment Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing (pages 66-72)

5.

a)	Please provide a general discussion of the market conditions or other factors that would result in a reduction to the maximum Contract Value allowed in the Equity group as indicated in Table 2.

b)	In the Notes box on pages 71-72, please expand and clarify the last bullet point.

Response:

a)         Revised as requested.

b)         Revised as requested.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg
         Stewart D. Gregg

AZL-Con Corresp page 2